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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)
                                   -----------

                       SECURITY CAPITAL GROUP INCORPORATED
                       (Name of Subject Company (Issuer))

                  SECURITY CAPITAL GROUP INCORPORATED (OFFEROR)
     (Name of Filing Person (Identifying Status as Offeror, Issuer or Other
                                    Person))

                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    81413P204
                      (CUSIP Number of Class of Securities)

                                JEFFREY A. KLOPF
                       SENIOR VICE PRESIDENT AND SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                 125 LINCOLN AVENUE, SANTA FE, NEW MEXICO 87501
                            TELEPHONE: (505) 982-9292
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                             ADAM O. EMMERICH, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE

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                                                              AMOUNT OF FILING
TRANSACTION VALUE*                                                  FEE**
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$200,000,009                                                       $40,000
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*   Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 9,302,326 shares of Class B Common Stock, par value $.01 per share, at the maximum tender offer price of $21.50 per share.

**  Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ]   Amount Previously Paid:  $40,000
      Form or Registration No.:  Schedule TO
      Filing Party:  Security Capital Group Incorporated
      Date Filed:  March 19, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the
    results of the tender offer:                                         [ ]


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




      This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO, dated March 19, 2001, filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, with the Securities and Exchange Commission, and amended by Amendment No. 1, dated March 26, 2001, Amendment No. 2, dated March 27, 2001, Amendment No. 3, dated March 30, 2001, and Amendment No. 4, dated April 11, 2001 (as amended, the "Schedule TO") relating to an offer by Security Capital to purchase 9,302,326 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, of its Class B common stock, par value $.01 per share, including the associated preferred stock repurchase rights issued under the Rights Agreement, dated as of April 21, 1997, between Security Capital Group Incorporated and The First National Bank of Boston, as rights agent, at prices not in excess of $21.50 nor less than $18.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context requires otherwise, all references to shares shall include the associated preferred stock repurchase rights. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed on the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 12.  EXHIBITS

      Item 12 is supplemented by adding exhibit (a)(5)(D).

(a)(5)(D)    Press release dated April 18, 2001

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SECURITY CAPITAL GROUP INCORPORATED


                                    By:  /s/  Jeffrey A. Klopf
                                       -----------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Senior Vice President and
                                              Secretary


Dated: April 18, 2001

                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated March 19, 2001*
(a)(1)(B)    Letter of Transmittal*
(a)(1)(C)    Notice of Guaranteed Delivery*
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001*
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)    Summary Advertisement dated March 19, 2001*
(a)(1)(H)    Notice of Conversion for Class A Common Stock*
(a)(1)(I) Notice of Conversion for 6.50% Convertible Subordinated Debentures due 2016*
(a)(1)(J) Letter to brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001*
(a)(1)(K) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001*
(a)(1)(L)    Letter to Participants in the SCGroup Incorporated 401(k) Savings
             Plan**
(a)(1)(M) Letter to Participants in the SCGroup Incorporated 401(k) Savings Plan relating to employee contributions invested in Security Capital Class B common stock***
(a)(1)(N) Letter to Participants in the SCGroup Incorporated 401(k) Savings Plan relating to employer matching contributions invested in Security Capital Class B common stock***
(a)(1)(O) Letter to German Resident Holders of Class B Common Shares of Security Capital Group Incorporated****
(a)(5)(A) Letter to stockholders from the Chairman of the Board and Chief Executive Officer dated March 19, 2001*
(a)(5)(B) Letter to holders of Class A Common Stock and 6.50% Convertible Subordinated Debentures due 2016 from the Chairman of the Board and Chief Executive Officer dated March 19, 2001*
(a)(5)(C)    Press release dated March 19, 2001*
(a)(5)(D)    Press release dated April 18, 2001

*     Previously filed on Schedule TO.
**    Previously filed on Amendment No. 1 to Schedule TO.
***   Previously filed on Amendment No. 3 to Schedule TO.
****  Previously filed on Amendment No. 4 to Schedule TO.